Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217075

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Maximum Offering of $75,000,000 in Units of Limited Liability Company Interests

TriLinc Global Impact Fund, LLC is a Delaware limited liability company (the “Company”) that makes and will continue to make impact investments primarily in Small and Medium Enterprises, or SMEs, which we generally define as those businesses having less than 500 employees, primarily in developing economies that provide the opportunity to achieve both competitive financial returns and positive measurable impact.

We have established a third amended and restated distribution reinvestment plan (the “DRP”), designed to provide interested unitholders (“Unitholders”) of the Company who purchased units of the Company’s limited liability company interests (the “units”) in the Company’s initial public offering with an economical and convenient method of increasing their investment in us by investing all or a portion of their cash distributions in additional units of the same class through the DRP. As used throughout this prospectus, “Unitholders” refers to existing holders of Class A, Class C or Class I units who purchased such units in the Company’s initial public offering. Our DRP is attached hereto as Appendix A. Some of the significant features of the DRP are as follows:

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Any Unitholders of the Company who purchased Class A, Class C or Class I units pursuant to the Company’s initial public offering may purchase additional units, if desired, by automatically reinvesting all or a portion of their cash distributions attributable to the class of units they own in units of the same class under the DRP.  The units purchased pursuant to the DRP shall be of the same unit class as the units to which the Participant is receiving cash distributions to be reinvested through DRP.

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Units offered pursuant to the DRP will be offered at 100% of the most recently determined estimated net asset value (“NAV”)  per unit for each class of units as disclosed by the Company in a filing with the Securities and Exchange Commission (the “SEC”).

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Eligible unitholders may participate in the DRP by completing and executing an account update form. An account update form is attached hereto as Appendix B and may be obtained at any time by calling TriLinc Global Impact Fund, LLC at (310) 997-0580 or by writing to us at 1230 Rosecrans Ave, Suite 605, Manhattan Beach, California 90266. If you are already enrolled in the DRP, no action is required.

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Unitholders who elect to participate in the DRP (the “Participants”), may discontinue reinvestment of distributions under the DRP with respect to some or all of your units at any time by delivering written notice to the plan administrator. A withdrawal from participation in the DRP will be effective with respect to a distribution payment date only if written notice of termination is received by the plan administrator at least fifteen (15) days before that distribution payment date.

•	We may amend, suspend or terminate the DRP at any time by providing written notice to all participants at least ten (10) days prior to the effective date of the amendment, supplement or termination.
•	Participants will continue to be taxed on your allocable share of our income, notwithstanding your election to reinvest distributions by participating in the DRP.
•	There is no public trading market for our units, and there can be no assurance that a market will develop in the future.

Neither the SEC, the Attorney General of the State of New York, nor any state securities commission has approved or disapproved of our units or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our units may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Before making an investment decision, you should carefully consider the specific risks set forth under Item 1A of Part I of our most recent Annual Report on Form 10-K, as the same may be updated from time to time by future filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are incorporated by reference into this prospectus. You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Incorporation by Reference” and “Available Information,” carefully before you invest in units of our limited liability company interests.

The date of this prospectus is April 1, 2019.

SUITABILITY STANDARDS

The units we are offering are suitable only as a long-term investment for persons of adequate financial means and who have no need for liquidity in this investment. Because there is not expected to be any public market for our units, you may have difficulty selling any units that you purchase. You should not buy our units if you need to sell them immediately or if you will need to sell them quickly in the future.

In consideration of these factors, we have established suitability standards for investors in this offering and subsequent participants in the DRP. These suitability standards require that a purchaser of units have either:

•	a net worth of at least $250,000; or
•	gross annual income of at least $70,000 and a net worth of at least $70,000.

Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective unitholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity and restrictions on transferability of the units and (d) the tax consequences of the investment. Persons who meet these standards are most likely to benefit from an investment in our Company.

The following states have established suitability standards different from those we have established. Units will be sold only to investors in these states who meet the special suitability standards set forth below.

California—In addition to the minimum suitability standards described above, a California investor must have either: (i) a minimum net worth of $350,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $85,000 and a net worth of $150,000 (exclusive of home, auto and furnishings). In addition, a California investor’s maximum investment in us may not exceed 10% of such investor’s net worth.

Massachusetts—Massachusetts investors may not invest more than 10% of their liquid net worth in us and other non-traded direct participation programs. For Massachusetts residents, “liquid net worth” is that portion of an investor’s net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Ohio—In addition to the minimum suitability standards described above, an Ohio investor must have a liquid net worth of at least ten times such Ohio resident’s investment in us, our affiliates, and in non-traded business development companies. Liquid net worth is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oregon— In addition to the minimum suitability standards described above, Oregon investors must have a net worth of at least ten times their investment in us.

For purposes of determining the suitability of an investor, net worth (total assets minus total liabilities) in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts (such as individual retirement accounts, or IRAs, Keogh Plans or pension or profit-sharing plans), these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the units if such person is the fiduciary or by the beneficiary of the account.

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FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;
•	our ability to purchase or make investments;
•	our business prospects and the prospects of our borrowers;
•	the economic, social and/or environmental impact of the investments that we expect to make;
•	our contractual arrangements and relationships with third parties;
•	our ability to make distributions to our unitholders;
•	the dependence of our future success on the general economy and its impact on the companies in which we invest;
•	the availability of cash flow from operating activities for distributions and payment of operating expenses;
•	the performance of Trilinc Advisors, LLC (the “Advisor”), our sub-advisors and TriLinc Global, LLC, our sponsor;
•	our dependence on the resources and personnel of our Advisor and the financial resources of our Sponsor;
•	the ability of our borrowers to make required payments;
•	our Advisor’s ability to attract and retain sufficient personnel to support our growth and operations;
•	the lack of a public trading market for our units;
•	our limited operating history;
•	any failure in our Advisor’s or sub-advisors’ due diligence to identify all relevant facts in our underwriting process or otherwise;
•	the ability of our sub-advisors and borrowers to achieve their objectives;
•	our ability to obtain financing;
•	performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;
•	the effectiveness of our portfolio management techniques and strategies;
•	the adequacy of our cash resources and working capital;
•	failure to maintain effective internal controls; and
•	the loss of our exemption from the definition of an “investment company” under the Investment Company Act of 1940, as amended.

The foregoing list of factors is not exhaustive. All forward-looking statements included in this prospectus are based on information available to us on the date hereof and we are under no duty to update any of the forward- looking statements after the date of this prospectus to conform these statements to actual results.

As discussed under “Risk Factors”, factors that could have a material adverse effect on our operations and future prospects are set forth in our filings with the SEC, including in Part I, Item 1A of our most recent Annual Report on Form 10-K under the heading “Risk Factors” in such reports.

We use words such as “anticipates,” “believes,” “expects,” “intends” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus.

PROSPECTUS SUMMARY

This prospectus summary highlights material information regarding our business and this offering. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, before making a decision to participate in the DRP. You should also review the section of this prospectus titled “Incorporation by Reference.”

TriLinc Global Impact Fund, LLC

TriLinc Global Impact Fund, LLC (the “Company”) was organized as a Delaware limited liability company on April 30, 2012 and formally commenced operations on June 11, 2013. The Company makes impact investments in Small and Medium Enterprises, known as SMEs, which the Company defines as those businesses having less than 500 employees, primarily in developing economies that provide the opportunity to achieve both competitive financial returns and positive measurable impact. The Company uses the proceeds raised from the issuance of units to invest in SMEs through local market sub-advisors in a diversified portfolio of financial assets including direct loans, convertible debt instruments, trade finance, structured credit and preferred and common equity investments. To a lesser extent, the Company may also make impact investments in companies that may not meet our technical definition of SMEs due to a larger number of employees but that also provide the opportunity to achieve both competitive financial returns and positive measurable impact. The Company generally expects that such investments will have similar investment characteristics as SMEs as defined by the Company. The Company’s investment objectives are to generate current income, capital preservation and modest capital appreciation primarily through investments in SMEs. The Company is externally managed by the Advisor. The Advisor is an investment advisor registered with the SEC.

Our office is located at 1230 Rosecrans Ave, Suite 605, Manhattan Beach, California 90266. Our telephone number is (310) 997-0580. Information regarding our Company is also available on our website at www.trilincglobalimpactfund.com. The information contained on our website is not incorporated into this prospectus, and you should not consider that information to be part of this prospectus.

Terms of this Offering

We are offering a maximum of $75,000,000 in Class A, Class C and Class I units of our limited liability company interests to our existing unitholders pursuant to the DRP. Units issued pursuant to the DRP are being offered at the most recently determined NAV per unit of each class of units, which as of September 30, 2018 was 8.355.

We will offer units pursuant to the DRP until we sell all $75,000,000 worth of units in this offering, although our board may determine to terminate this offering prior thereto.  This offering must be registered or exempt from registration in every state in which we offer or sell units. If this offering is not exempt from registration, the required registration generally is for a period of one year. Therefore, we may have to stop selling units in any state in which the registration is not renewed annually and the offering is not otherwise exempt from registration.

Summary of the Distribution Reinvestment Plan

What is the purpose of the DRP?

The DRP is designed to provide interested investors in our units with a simple and convenient method of increasing their investments in us by investing all or a portion of their cash distributions in additional units of the same class through the DRP, without paying any selling commissions, dealer manager fees or distribution fees. While there are no additional distribution fees that will be paid for any Class C units sold pursuant to this offering, distribution fees have been and may be paid on an ongoing basis for Class C units sold pursuant to other Company offerings. Because distribution fees payable with respect to Class C units sold in other offerings are paid from and reduce the amount available for distribution on all Class C units, distributions will be reduced for Class C units purchased pursuant to the DRP. For so long as these distribution fees are being paid, this will result in lower cash distributions with respect to Class C units than the cash distributions with respect to Class A and Class I units. Our DRP is attached hereto as Appendix A. We expect to use substantially all of the net proceeds from the sale of units under the DRP to repurchase units under our unit repurchase program, make additional investments and for general Company purposes.

How are my distributions reinvested?

If you choose to participate in the DRP, we will apply distributions on the units registered in your name to purchase additional units for you. Purchases will be made directly from us, and will be in the same class as the units for which you received the distributions that are being invested. Participants may participate in the DRP with respect to all or a portion of the units of limited liability company interests owned by them. The allocation of units of our limited liability company interests among participants may result in the ownership of fractional units.

The distributions paid on units acquired through the DRP will continue to be reinvested unless you elect to have them paid in cash by changing your investment option.

What is the purchase price of units in the DRP?

There is no public trading market for the units of our limited liability company interests, and there can be no assurance that a market will develop in the future. Units of Class A, Class C and Class I of our limited liability company interests issued pursuant to the DRP are being offered at the NAV per unit of each class of units most recently disclosed by the Company in a filing with the SEC, which is $8.355 per unit as of the date of this prospectus.

We determine our NAV for each class of units each quarter. Promptly following the adoption of any new NAV per unit of each class, we will file an 8-K, 10-Q or 10-K with the SEC disclosing the new NAV and any adjustments to the DRP price, and we will also post the updated information on our website at www.trilincglobalimpactfund.com. See our most recent Annual Report on Form 10-K, as updated by our subsequent filings with the SEC for information regarding our calculation of NAV per unit.

The purchase price of units of limited liability company interests issued pursuant to the DRP may not be indicative of the price at which such units may trade if they were listed on an exchange or of the proceeds that a unitholder may receive if we liquidated or dissolved.

Who is eligible to participate in the DRP?

You are eligible to participate in our DRP if you are a holder of record of units of our limited liability company interests purchased pursuant to a public offering by the Company. In addition, we have established suitability standards for all unitholders, which you must satisfy in order to participate in our DRP. See “Suitability Standards.” If your units are held of record by a broker or nominee, to enroll in our DRP, you will need to arrange for that entity to transfer ownership of the units to you. We may refuse participation in our DRP to unitholders residing in states where units offered pursuant to our DRP are neither registered under applicable securities laws nor exempt from registration.

How do I enroll in the DRP?

Eligible persons may become a participant in our DRP at any time by completing and signing an account update form. An account update form is attached as part of Appendix B to this prospectus and may be obtained at any time by calling TriLinc Global Impact Fund, LLC at (310) 997-0580 or by writing to us at 1230 Rosecrans Ave, Suite 605, Manhattan Beach, California 90266. If you are already enrolled in our DRP, no action is required.

Your participation in our DRP will begin with the next distribution payable after receipt of your signed account update form, provided such form is received at least fifteen (15) business days prior to the last day of the calendar month. If your account update form is received after the record date for any distribution and before payment of that distribution, the distribution will be paid to you in cash and reinvestment of your distributions will not begin until the next distribution payment date.

You will remain a participant of our DRP until you deliver written notice to the plan administrator of your desire to terminate your participation (described more fully below under “How do I terminate participation in the DRP?”).

Who administers the DRP for participants?

Our DRP may be administered directly by us or an affiliate of ours or by a third party as our DRP plan administrator. Our plan administrator will keep all records of your DRP accounts and send statements of your account to you and is currently DST Systems, Inc.

All correspondence concerning the plan should be directed to the plan administrator by mail at DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

When will units be purchased under the DRP?

The plan administrator will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid, except where necessary for the Company to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the distribution cannot be completed within thirty (30) days after the applicable distribution payment date, participants’ funds held by the plan administrator will be distributed to the participants. Neither we nor the plan administrator will be liable when conditions, including compliance with the provisions of our limited liability company agreement and rules and regulations of the SEC, prevent the plan administrator from buying units of limited liability company interests or interfere with the timing of such purchases.

Who will assume the costs of administering the DRP?

Purchases under the DRP will not be subject to selling commissions, dealer manager fees, distribution fees or due diligence reimbursements. All costs of administration of the DRP will be borne by us.

Is there a distribution fee for Class C units?

We will not pay any distribution fees in connection with the sale of units pursuant to the DRP units sold in this offering. However, while there are no additional distribution fees that will be paid for any Class C units sold pursuant to this offering, distribution fees have been and may be paid on an ongoing basis for Class C units sold pursuant to other Company offerings. Because distribution fees payable with respect to Class C units sold in other offerings are paid from and reduce the amount available for distribution on all Class C units, including Class C units issued pursuant to the DRP, distributions will be reduced for Class C units purchased pursuant to the DRP in this offering. For so long as these distribution fees are being paid, this will result in lower cash distributions with respect to Class C units than the cash distributions with respect to Class A and Class I units.

When will I receive reports about my investments under the DRP?

The Company shall provide to you a confirmation at least once every calendar quarter showing the number of units you own at the beginning of the covered period, the amount of the distributions paid in the covered period and the number of units owned at the end of the covered period. During each fiscal quarter, but in no event later than thirty (30) days after the end of each fiscal quarter, the Company’s transfer agent will mail and/or make electronically available to you, a statement of account describing the distributions you received during such quarter, the number of units you purchased during such quarter, and the per unit purchase price for such units.

In addition, our annual report contains information regarding our history of distribution payments. This annual report is mailed to our unitholders each year.

How do I terminate participation in the DRP?

You may terminate your participation in our DRP at any time by written instructions to that effect to the plan administrator. To be effective on a distribution payment date, the notice of termination must be received by the plan administrator at least fifteen (15) days before that distribution payment date. A notice of termination received by our plan administrator after such cutoff date will not be effective until the next following investment date. Prior to listing of the units on a national securities exchange, any transfer of units by a participant to a non-participant will terminate participation in the DRP with respect to the transferred units. Upon termination of DRP participation, future distributions, if any, will be distributed to the unitholder in cash.

Can the Company terminate my participation in the DRP?

We may terminate the DRP at any time by giving written notice to you at least ten (10) days prior to the effective date of termination.

You agree that if, at any time prior to the listing of the units on a national securities exchange, you do not meet the minimum income and net worth standards established for making an investment in the Company or cannot make the other representations or warranties set forth in your original subscription agreement or account update form, you will promptly notify the Company in writing.

Can the DRP be amended, suspended or terminated?

The Company may, in its sole discretion, terminate our DRP, amend or suspend any aspect of our DRP without the consent of DRP participants or other unitholders, provided that written notice is provided to DRP participants at least ten (10) days prior to the effective date of that amendment, supplement or termination.

If our DRP is terminated, we will update our unit records to include the number of whole units in your DRP account. For any fractional units in your DRP account, our plan administrator may either (i) send you a check in payment for any fractional units in your account or (ii) credit your unit ownership account with any such fractional units.

What are the U.S. federal income tax consequences of participation in the DRP?

For U.S. federal income tax purposes, you will be treated as if you first received the full cash distribution on your units that participate in the DRP and then purchased additional units with the portion of such cash distributions that is subject to the DRP. As a result, your adjusted basis for tax purposes in your units will be reduced by the full amount of the deemed cash distribution and then increased by the amount of the distributions reinvested in additional units pursuant to the DRP. Purchasing units pursuant to the DRP generally will not affect the tax obligations associated with the units that you currently own and your share of our net income allocable to such units. However, participation in the DRP will reduce the amount of cash distributions available to you to satisfy any tax obligations associated with owning such units. Please read “Material U.S. Federal Income Tax Consequences” for information relevant to holders of units generally.

How will the units purchased through the DRP be recorded on the Company’s books?

All units of our limited liability company interests that you purchase through the reinvestment of distributions are recorded in your name on our books. No unit certificates will be issued. The number of units you hold in our DRP will be shown on your statement of account.

Will I be able to sell or otherwise transfer units acquired under the DRP?

The units offered by us pursuant to the DRP are illiquid assets for which there is not expected to be any secondary market, nor is it expected that any will develop in the future. Although there isn’t a secondary market, if you are able to locate a willing buyer, you may sell the units purchased pursuant to our DRP, as well as your other units, at any time, subject to any restrictions set forth in our operating agreement or that we may impose on the sale of units. We have adopted a unit repurchase program to provide limited liquidity for our unitholders who have held our units for a minimum of one year. However, our unitholders should not rely on our unit repurchase program as a method to sell units promptly because our unit repurchase program includes numerous restrictions that limit the unitholders’ ability to sell our units to us, and our board of managers may, in its sole discretion, amend, suspend, or terminate our unit repurchase program upon prompt notice to unitholders. Notice of any changes to the unit repurchase program, including any suspension or termination of it, will be provided in the Company’s periodic or current reports filed with the SEC or by means of other notice. If you sell or otherwise transfer your units, the new holder of the units will not automatically be enrolled in our DRP.  The new holder of the units must complete and sign an account update form in order to participate in the DRP.

What are the voting rights of units acquired under the DRP?

Units in your DRP account will be voted as you direct. As a unitholder, you will receive a proxy card in connection with any called meetings of unitholders. This proxy will apply to all units registered in your name, including all units credited to your DRP account. You may also vote your units, including those in your DRP account, in person at any meeting of unitholders.

What law governs the DRP?

The laws of the State of Delaware will govern the terms, conditions and operation of the DRP.

Who can help answer my questions or provide me with documents relating to the DRP?

If you have questions about the DRP or would like to request forms related to the DRP and documents incorporated by reference into this prospectus, please contact:

TriLinc Global Impact Fund, LLC

1230 Rosecrans Ave, Suite 605

Manhattan Beach, California 90266

(310) 997-0580

YOU SHOULD RECOGNIZE THAT YOU MAY NOT PROFIT, AND MAY INCUR A LOSS, ON THE UNITS YOU ACQUIRE UNDER THE DRP.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” under Item 1A of Part I of our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, before making an investment decision, as the same may be updated from time to time by our future filings under the Exchange Act, which are incorporated by reference into this prospectus.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of units under our DRP to repurchase units under our unit repurchase program, make additional investments and for general Company purposes, including the payment of expenses from prior offerings. We will pay actual expenses incurred in connection with the registration and offering of our DRP units, including but not limited to legal fees, printing expenses, mailing costs, SEC and blue sky registration fees, and other accountable offering expenses, in our sole discretion. These offering expenses are currently estimated to be approximately $106,162.50.

PLAN OF DISTRIBUTION

We are offering a maximum of $75,000,000 in Class A, Class C and Class I units of our limited liability company interests to our existing unitholders pursuant to the DRP. Units of our limited liability company interests issued pursuant to the DRP will be offered at 100% of the most recently determined estimated NAV per unit for each class of units.

We determine our NAV for each class of units each quarter. Promptly following the adoption of any new NAV per unit of each class, we will file an 8-K, 10-Q or 10-K with the SEC disclosing the new NAV and any adjustments to the DRP price, and we will also post the updated information on our website at www.trilincglobalimpactfund.com.

We will not pay any selling commissions, dealer manager fees, distribution fees or any reimbursements in connection with the sale of units pursuant to the DRP units sold in this offering. While there are no additional distribution fees that will be paid for any Class C units sold pursuant to this offering, distribution fees have been and may be paid on an ongoing basis for Class C units sold pursuant to other Company offerings. Because distribution fees payable with respect to Class C units sold in other offerings are paid from and reduce the amount available for distribution on all Class C units, distributions will be reduced for Class C units purchased pursuant to the DRP. This will result in lower cash distributions with respect to Class C units than the cash distributions with respect to Class A and Class I units. We have paid and will continue to pay ongoing distribution fees in connection with the Class C units sold in our initial public offering, and we may determine to pay distribution fees in connection with other offerings of Class C units. The distribution fees being paid with respect to our Class C units sold in our initial public offering accrue daily in an amount equal to 1/365th of 0.80% of the amount of the NAV for the Class C units for such day on a continuous basis from year to year. The payment of distribution fees with respect to the initial public offering will terminate upon the earlier to occur of the following: (i) a listing of Class C units on a national securities exchange, (ii) following the completion of the initial public offering, when total underwriting compensation in that offering equals 10% of the gross proceeds of units sold in the primary offering of our initial public offering, or (iii) there are no longer any Class C units outstanding.

DESCRIPTION OF UNITS

The following summary description of units does not purport to be complete and is subject to and qualified in its entirety by reference to our operating agreement, incorporated by reference into the Registration Statement of which this prospectus is a part.

General

We are offering a maximum of $75,000,000 in Class A, Class C and Class I units of our limited liability company interests to our existing unitholders pursuant to the DRP.

There is no public trading market for the units and none is likely to exist. The transferability of the units is subject to a number of restrictions. See “— Restrictions on Transfer,” below. Accordingly, the liquidity of the units is limited and you may not be able to liquidate your investment in the event of an emergency, except as described below.

In order to provide a certain degree of liquidity, you may redeem all or part of your units, subject to certain limitations, pursuant to our unit repurchase program.

Limited Liability of Unitholders

As a unitholder, you are not responsible for the obligations of the Company beyond the amount of the capital contributions you have made and for any wrongful distributions made to you.

Classes of Units

You will only be entitled to purchase units under the DRP of the class that you initially purchased in our primary offering.

Class A Units

Each Class A unit issued in our initial public offering, which we refer to as the primary offering, was subject to a sales commission of up to 7.00% per unit and a dealer manager fee of up to 2.75% per unit. We do not pay sales commissions, dealer manager fees or distribution fees on Class A units sold pursuant to our DRP. Under the primary offering, Class A units were available for purchase by the general public through different distribution channels.

Class C Units

Each Class C unit issued in the primary offering was subject to a sales commission of up to 3.00% per unit and a dealer manager fee of up to 2.75% per unit. In addition, for Class C units, we pay our dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the NAV for the Class C units for such day on a continuous basis from year to year. The distribution fee is payable in arrears on a quarterly basis. Our dealer manager may re-allow all or any portion of the distribution fee to broker-dealers that sold the units in our primary offering and servicing broker-dealers. We will continue paying distribution fees with respect to Class C units sold in our primary offering until the earlier to occur of the following: (i) a listing of the Class C units on a national securities exchange, (ii) total underwriting compensation paid in connection with our primary offering equaling 10% of the gross proceeds of our primary offering, or (iii) there are no longer any Class C units outstanding. Because the distribution fee is based on our NAV for Class C units, it is payable with respect to all Class C units, including Class C units issued under our DRP. We do not pay the distribution fee on Class A and Class I units. We do not pay sales commissions or dealer manager fees on Class C units sold pursuant to our DRP. Under the primary offering, Class C units were available for purchase by the general public through different distribution channels.

Class I Units

Each Class I unit issued in the primary offering was subject to a dealer manager fee of up to 1.75% per unit. We do not pay sales commissions, dealer manager fees or distribution fees with respect to the Class I units sold pursuant to our DRP.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or any liquidating distribution of our assets, such assets, or the proceeds thereof, will be distributed among all the unitholders in proportion to the number of units held by such holder.

Voting Rights of the Unitholders.

Our operating agreement provides that without a concurrence of a majority of the outstanding unitholder interests, our board of managers may not (a) amend our operating agreement except for amendments that do not adversely affect the rights of the unitholders, (b) sell all or substantially all of our assets other than in the ordinary course of our business or (c) cause our merger into another entity or other reorganization, provided that the board of managers, upon advice of the counsel, may restructure the Company and/or enter into any agreements the board of managers deems necessary, without the prior unitholder approval, if such activities are reasonably determined by our board of managers, in its sole discretion, to avoid the characterization of the Company as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

In addition, our unitholders have the right to take any of the following actions upon the affirmative vote or consent of the majority of the outstanding unitholder interests, without the concurrence of the board of managers: (a) amend our operating agreement; (b) dissolve the Company, (c) remove a manager and elect a new manager, and (d) approve or disapprove the sale of all or substantially all of our assets other than in the ordinary course of our business.

Capital Account

A capital account is established and maintained for each unitholder. Each unitholder’s capital account is adjusted to reflect allocations of our net profits or net losses. Capital accounts are also adjusted to reflect capital contributions, distributions and redemptions and other items in the nature of income or gain, or expenses and losses as required by the Code and the Regulations promulgated thereunder.

Distributions

We have paid and intend to continue to pay distributions pursuant to the terms of our operating agreement on a monthly basis. Our board of managers sets daily record dates for purposes of distribution. From time to time, we may also pay interim distributions at the discretion of our board. Distributions are subject to the board of managers’ discretion and applicable legal restrictions and accordingly, there can be no assurance that we will continue to make distributions at a specific rate or at all. Generally, our policy is to pay distributions from cash flow from operations. However, our organizational documents permit us to pay distributions from any source, including borrowings and offering proceeds, provided, however that no funds may be advanced or borrowed for purpose of distributions, if the amount of such distributions exceeds our accrued and received revenues for the previous four quarters, less paid and accrued operating costs with respect to such revenues. We have not established a cap on the use of offering proceeds to fund distributions. Distributions are made on all classes of our units at the same time. The cash distributions with respect to the Class C units are lower than the cash distributions with respect to Class A and Class I units because of the distribution fee relating to Class C units, which are allocated as a Class C specific expense. Amounts distributed to each class are allocated among the unitholders in such class in proportion to their units. Because the payment of such fees is not a deductible expense for tax purposes, the taxable income of the Company allocable to the Class C unitholders may, therefore, exceed the amount of cash distributions made to the Class C unitholders.

Meetings of Unitholders

There are no regularly scheduled meetings of our unitholders. However, our board of managers may call meetings of the unitholders at any time and will call a meeting upon written request to the board of managers by unitholders holding at least 10% of the units. Upon receipt of a proper written request for a meeting, the board of managers will fix a date for such meeting and will, within ten days after receipt of such request, notify all of the unitholders of the meeting’s date and purpose. Meetings duly requested by unitholders will be held not less than fifteen and not more than 60 days following the receipt of the unitholders’ written request for the meeting. Unless otherwise specified in the notice for such meeting, meetings will be held at 2:00 p.m. at our offices. As a unitholder, you may vote in person or by proxy at the meeting, upon those proposals that are required to be voted on by unitholders under our operating agreement. A majority of the unitholders constitutes a quorum at meetings.

Accounting and Reports

We maintain our books and records on the accrual basis for bookkeeping and accounting purposes, and also use the accrual basis method of reporting income and losses for federal income tax purposes. We reserve the right to change such methods of accounting, provided that such change is disclosed in a report publicly filed with the SEC or is disclosed in a written notice sent to the unitholders. You may inspect the books and records of the Company for a proper purpose at all reasonable times. Under our operating agreement and Delaware law, you are entitled to receive information regarding our business and financial condition, as well as a copy of our operating agreement and certificate of formation and all amendments to these documents as well as other information that is just and reasonable. We will provide this information to you through our publicly filed reports with the SEC. Any unitholder will be provided with a copy of any of the reports upon request without expense to him or her. In addition, each unitholder is entitled to receive a copy of the Company’s income tax returns as well as the Company’s annual and quarterly reports and other filings described in “— Regulatory and Administrative Reports” below. You may also request a list of names and addresses of the unitholders of the Company, under the circumstances provided for, and pursuant to the provisions contained in our operating agreement. Our board of managers follows the policy of providing investors with these books and records, as required under the Delaware Limited Liability Company Act.

Regulatory and Administrative Reports

We cause our income tax returns to be prepared and timely filed with the appropriate authorities. We also cause to be prepared and filed, with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with those entities under then current applicable laws, rules and regulations. Any unitholder will be provided with a copy of any of the reports upon request without expense to him or her. We file, with the securities administrators for the various states in which we are registered, as required by such states, a copy of each of the above reports.

Restrictions on Transfer

The operating agreement places substantial limitations upon your ability to transfer units. Any transferee must be a person that would have been qualified to purchase units in this offering. No unit may be transferred if, in the judgment of the managers, and/or their counsel, a transfer would jeopardize our status as a “partnership” for federal income tax purposes. Additional restrictions on transfers of units may be imposed under the securities laws of other states upon transfers occurring in or involving the residents of such states. In addition, you are not permitted to make any transfer or assignment of your units if we determine such transfer or assignment would result in the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code or any rules, regulations or safe-harbor guidelines promulgated thereunder. Furthermore, our operating agreement requires the consent of our board of managers for a transferee to be substituted as a member of the Company, which consent will not be unreasonably withheld. We amend our records at least once each calendar quarter to effect the substitution of a substituted unitholder.

Term of Company

Our term commenced on the day the certificate of formation of the Company was filed with the Delaware Secretary of State, on April 30, 2012 and will continue until dissolution and termination of the Company.

Winding Up

Upon the occurrence of an event of dissolution, we will immediately be dissolved, but will continue until the Company’s affairs have been wound up. Upon our dissolution, our board of managers will wind up our affairs by liquidating our assets as promptly as is consistent with obtaining current fair market value of such assets, either by sale to third parties or by collecting loan payments under the terms of the loans. All funds we receive will be applied to satisfy or provide for our debts and the balance will be distributed to the unitholders in accordance with the terms of the operating agreement.

Amendment

Our operating agreement may be amended by the affirmative vote of unitholders holding a majority of our interests. In addition, our operating agreement may be amended by our board of managers provided that such amendments do not adversely affect the rights of the unitholders. No amendment is permitted if the effect of the amendment would be to increase the duties or liabilities of any manager or unitholder or diminish the rights or benefits to which any manager or unitholder is entitled under the operating agreement, without the affirmative vote or consent of a majority of the percentage interests held by the unitholders who would be adversely affected thereby (or the consent of a manager if it will be adversely affected thereby). The operating agreement will in no event be amended to change the limited liability of the unitholders without the affirmative vote or consent of all of the unitholders. Any amendment which affects the duties of the managers requires the consent of our board of managers. In addition, our board of managers has the right to amend our operating agreement, without the vote or consent of any of the unitholders, when:

•	there is a change in the name of the Company or the amount of the contribution of any unitholder;
•	a person is substituted as a unitholder;
•	an additional unitholder is admitted;
•	a person is admitted as a successor or additional manager in accordance with the terms of the operating agreement;
•

to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the operating agreement which are not inconsistent with the provisions of the operating agreement;

•

to delete or add any provision of the operating agreement required to be so deleted or added by the Staff of the SEC or by a State “Blue Sky” administrator or similar official, which request will be accepted as a determination by such administrator or officer that such change is required by the administrator or official for the benefit or protection of the unitholders;

•	to elect for the Company to be governed by any successor Delaware statute governing limited liability companies;
•	to modify provisions of the operating agreement to cause the operating agreement to comply with Treasury Regulation Section 1.704-1(b); and
•	to improve, upon advice of counsel, the Company’s position in avoiding being treated as a publicly traded partnership taxable as a corporation under the Code.

The board of managers will notify the unitholders within a reasonable time of the adoption of any such amendment, provided that such notice shall be deemed to have been given if the adopted amendment is disclosed in a report that the Company publicly files with the SEC.

Arbitration

Nothing in the operating agreement or the subscription agreement requires the mandatory arbitration of disputes between a unitholder and the Company or any manager.

Other rights

Our operating agreement does not provide for any preemptive or dissenting rights for our unitholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax implications of making an investment in us.  For the purposes of this section, references to “Company,” “we,” “us,” or “our” refers only to TriLinc Global Impact Fund, LLC and not its subsidiaries or lower-tier entities, except as otherwise indicated.  This summary is based upon the Code, the Regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or change, possibly with retroactive effect.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.  We have not sought and currently do not anticipate seeking a ruling of the IRS regarding any matter discussed herein.  This summary is also based on the assumption that we operate the Company and its affiliates in accordance with the terms of their organizational documents.  This summary is for informational purposes only and does not purport to discuss all aspects of U.S. federal income taxation that may be of interest or important to a given investor in light of his or her particular investment or tax circumstances, or to investors subject to special tax provisions, including but not limited to the following:

•	Financial Institutions;
•	Insurance Companies;
•	Broker-Dealers;
•	Regulated investment companies;
•	Real estate investment trusts;
•	Entities treated as partnerships for U.S. federal income tax purposes or partners or members therein;
•	Trusts;
•	Traders in securities who elect to use a mark-to-market method of accounting;
•	Persons who hold units on behalf of other persons as a nominee;
•	Persons who receive units through the exercise of employee unit options or otherwise as compensation;
•	Persons holding units as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security,” or other integrated investment;
•	“S” Corporations;
•	Tax-Exempt Organizations (except to the extent discussed below);
•	Persons deemed to sell units under the constructive sale provisions of the Code;
•	Certain former citizens or residents of the United States; or
•	U.S. holders whose functional currency is not the U.S. dollar.

This summary assumes that investors hold their investment in us as a capital asset, which generally means as property held for investment.  The federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.  This discussion does not address the alternative minimum tax, the potential application of the Medicare tax on net investment income, the application of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements, the effects of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws, other than U.S. federal income tax law.

In addition, the tax consequences to any particular unitholder depend on such unitholder’s particular tax circumstances.  You are urged to consult with your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging or otherwise disposing of your interest in us.

As used herein, the term “U.S. holder” means a beneficial owner of the units that, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

Classification as Partnership

We believe that we are classified, and intend to continue to be classified as a partnership for federal income tax purposes.

The Advisor intends to take appropriate steps to prevent or reduce the likelihood that we will be characterized as a publicly traded partnership that is taxable as a corporation.

As a partnership for tax purposes, the Company itself is not subject to federal income tax.  We have and will continue to file an annual partnership information return with the IRS reporting the results of our operations.  Each unitholder is required to report separately on its income tax return its allocable share of our ordinary income or loss, net long-term capital gain or loss and net short-term capital gain or loss, if any and all other items of income or loss.  Each unitholder’s allocable share of our taxable income and gain is generally taxable, regardless of whether the unitholder has received or will receive a distribution from us.

If the Company were instead classified as an association or publicly-traded partnership taxable as a corporation, the Company itself would be subject to a federal income tax on any taxable income at regular corporate tax rates.  Unitholders would not be entitled to take into account their allocable share of the Company’s deductions or credits, and would not be subject to tax on their allocable share of our income.  Distributions to unitholders would be treated as dividends to the extent of our accumulated and current earnings and profits.  Any excess would be treated as a return of capital to the extent of the unitholder’s tax basis, and thereafter as capital gain.  If for any reason the Company becomes taxable as a corporation prospectively, a constructive incorporation may be deemed to have occurred.  In the event that our liabilities exceeded the tax basis of our assets at the time of any constructive incorporation, unitholders may realize gain equal to their share of the excess of liabilities over basis.

Generally, a “publicly traded partnership” for federal tax purposes is any entity whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof.  We could become a publicly traded partnership if our units are listed for trading on a securities exchange in connection with a liquidity event or otherwise.  Applicable Regulations (the “Section 7704 Regulations”) provide guidance with respect to such classification standards, and create certain safe harbor standards which, if satisfied, generally preclude classification as a publicly traded partnership.  Failure to satisfy a safe harbor provision under the Section 7704 Regulations will not cause an entity to be treated as a publicly traded partnership if, taking into account all facts and circumstances, the unitholders are not readily able to buy, sell or exchange their interests in a manner that is comparable, economically, to trading on an established securities market.  Our unit repurchase program does not satisfy all of the requirements to qualify for the safe harbor.

Notwithstanding our inability to rely on the safe harbor contained in the Section 7704 Regulations, we do not believe that the units will be traded on an established securities market or a secondary market or a substantial equivalent thereof as defined in the Section 7704 Regulations.  We will not take any affirmative action to intentionally establish a market for the units; we intend to use our best efforts to ensure that the units will not be deemed to be traded on an established securities market or a secondary market in the future; and we intend to strictly adhere to our operating agreement, which contains transfer restrictions intended to avoid publicly traded partnership status.  We also intend to limit transfers, including redemptions, to the extent necessary to prevent us from being classified as a publicly traded partnership.

The Section 7704 Regulations are complex, and although we will use our best efforts to make sure that a secondary market or substantial equivalent thereof does not develop for the units, there can be no assurance that a secondary market for the units will not develop.  Thus, no assurance can be given that the IRS will not successfully assert that we should be classified as a “publicly traded partnership” for this purpose.  Subject to the “qualifying income” exception discussed below, our classification as a “publicly traded partnership” would result in our being taxable as a corporation.

If we were treated as a “publicly traded partnership” for tax purposes, we would nonetheless remain taxable as a partnership if 90 percent or more of our gross income for each taxable year in which we were a publicly traded partnership consisted of “qualifying income.”  For this purpose, qualifying income generally includes, among other items, interest, real property rents and gain from the sale or other disposition of real property.  However, qualifying income does not include real property rents that are contingent on the profits of the lessees or income from the rental or lease of personal property.  In addition, interest is not treated as “qualifying income” if the interest either (i) is derived in the conduct of a financial business or (ii) subject to exceptions, is contingent on the income or profits of any person.  Given the nature of our lending activities, no assurance can be given that our interest income is qualifying income.  If our interest income is not qualifying income, this exception would not be available.  If we were classified as a publicly traded partnership but satisfied the qualifying income exception to corporate taxation, the passive activity loss limitations discussed below would be applied on a segregated basis to a unitholder’s investment in the units.

The Section 7704 Regulations set forth broad “anti-abuse” rules authorizing the IRS to recast transactions either to reflect the underlying economic arrangement or to prevent the circumvention of the intended purpose of any provision of the Code.  Our board of managers is not aware of any fact or circumstance which could cause these rules to be applied to us. However, if any of the transactions that we enter into were to be recharacterized under these rules, or we ourselves were to be recast as a taxable entity under these rules, material adverse tax consequences to all of the unitholders might occur.

Taxation of Unitholders in General

As indicated above, provided that the Company is properly classified as a partnership for federal income tax purposes, we generally will not be a taxable entity.  Rather, our items of income, gain, loss, deduction and credit (if any), and the character of such items (e.g., as interest or dividend income, as investment interest deductions or as capital gain or ordinary income), generally flows through to the unitholders, with each unitholder reporting its allocable share of the items on the unitholder’s federal income tax return for the taxable year which includes the end of the Company’s year.  The unitholders are taxed on the Company’s income regardless of whether they receive distributions from the Company.  The Company is an accrual basis taxpayer and recognizes income from accrual of interest income, regardless of whether the interest payments are received by the Company.  Thus, it is possible that a unitholder could incur income tax liability with respect to its share of the income of the Company without receiving a distribution from the Company with which to pay such liability.  In general, cash distributions from the Company to a unitholder (including a deemed distribution resulting from a reduction in the unitholder’s share of the Company liabilities) will not be taxable except to the extent that distributions during a year exceed the unitholder’s tax basis in its units, which will be adjusted to reflect its allocable share of the Company’s income or loss.

The Company uses the accrual method of accounting to report income and deductions for tax purposes.  It reports on the basis of a taxable year, which is generally the calendar year, or other taxable period as required by the Code.  The Company files an annual federal informational tax return, Form 1065, reporting its operations for each taxable year or taxable period to the IRS and, after each taxable year or taxable period, provides unitholders with the information on Schedules K-1 to Form 1065 to enable them to include in their tax returns the tax information arising from their investments in the Company.  The Code generally requires that the unitholders file their returns in a manner consistent with the treatment of the Company items on the Company return, unless a statement is filed with the IRS identifying the inconsistency.

Tax Allocations

Items of the Company’s income, gain, loss, deduction and credit (if any) are allocated to unitholders in accordance with the terms of the operating agreement.  An allocation of income, gain, loss, deduction or credit among the unitholders under our operating agreement is not recognized and may be reallocated by the IRS for tax purposes if the allocation lacks “substantial economic effect” and is not considered to be in accordance with the unitholder’s interest in the Company.  The operating agreement generally allocates profits and losses in the same manner as cash distributions are made and the Company believes that these allocations are in accordance with the unitholders’ interests in the Company.  However, there can be no assurance that the IRS will not challenge the allocations in the operating agreement and attempt to reallocate profits and losses (and the tax obligations associated with such items) among the unitholders and/or the managers.  If the IRS were to challenge successfully any allocation of the Company’s income, gain, loss, deduction or credit (if any), additional income could be reallocated to a unitholder and the unitholder could otherwise be adversely affected.  Each unitholder should consult with its tax advisor regarding the federal, state, local and foreign tax considerations applicable to an investment in the Company.

Distributions from the Company and Unitholder Tax Basis

A unitholder generally will not recognize gain on the receipt of a distribution of money from the Company (including any constructive distribution of money resulting from a reduction in the unitholder’s share of our liabilities), except to the extent that such a distribution exceeds the unitholder’s adjusted tax basis in its Company units.  A unitholder’s tax basis in its units initially is the amount paid for such units, plus the unitholder’s allocable share (as determined for federal income tax purposes) of any liabilities of the Company, and is thereafter adjusted as required under the Code to give effect on an ongoing basis to the unitholder’s allocable share of our tax items of income and expense, distributions and liabilities.  The rules governing the taxation of partners and partnerships are quite complex, and unitholders are urged to consult their tax advisors concerning the tax consequences of an investment in the units in light of the investor’s particular circumstances and the impact on their individual tax.

Liquidating distributions may result in the recognition of taxable gain by the unitholder.  Such gain will be recognized to the extent that the amount of money received (including any constructive distribution of money resulting from a reduction in the unitholder’s share of our liabilities) exceeds the unitholder’s adjusted tax basis in its units.  A unitholder will recognize a loss only if the only distribution made to the unitholder consists of cash or of unrealized receivables or inventory (both as specially defined in the Code for this purpose), and then only if (and to the extent that) the unitholder’s adjusted tax basis in its interest exceeds the sum of the cash distributed and our adjusted basis for the unrealized receivables and inventory distributed to such unitholder.  However, if substantially appreciated inventory or unrealized receivables (each as specially defined in the Code for this purpose) are distributed non-pro rata in liquidation, such distribution would be treated as a sale or exchange, with the result that the distributee unitholders could be required to recognize both ordinary income and capital gain on the distribution.

Any gain recognized by a unitholder on the receipt of a distribution from the Company, either prior to or upon the liquidation of its units, may include items of capital gain and items of ordinary income, depending upon the application of Section 751 of the Code to the distribution.

Limitations on Use of Interest Deductions

The amount of interest expense that may be deducted is subject to restrictions.  Generally, “business interest” expense is deductible only to the extent of business interest income plus 30% of “adjusted taxable income.”  Any disallowed amount may be carried forward indefinitely.  Businesses with average annual gross receipts of $25 million or less are exempt from this limitation.

“Business interest” is interest paid or accrued with respect to indebtedness allocable to a trade or business.  It does not include investment interest expense. The 30% limit applies to “adjusted taxable income.”  For the first four years of this new limitation, a person’s “adjusted taxable income” means taxable income from trade or business activities, computed before any deductions for interest, depreciation, amortization, net operating losses and the new pass-through deduction.  But, in the case of taxable years beginning on or after January 1, 2022, depreciation and amortization deductions are not added back to income. As a result, after 2021, there is a lower limit on the amount of interest that may be deducted.

We expect to borrow through foreign subsidiary entities which are treated as corporations for U.S. tax purposes and which are not considered to be engaged in trades or businesses in the U.S., and so we do not expect the new limitation on deductions of interest expense to have any meaningful adverse effect on us or our subsidiaries.

Deduction for Pass-Through Businesses

Because of the requirements for application of the deduction for pass-through businesses it is not expected to be beneficial to our unitholders.

Income from Sale of Interest by Unitholder

Units are not transferable without the consent of our board of managers and subject to other limitations specified in our operating agreement and under federal and state securities laws.  If a unitholder does sell units, gain or loss generally will be recognized in an amount equal to the difference between (i) the amount realized (the sale proceeds plus the unitholder’s share of partnership liabilities of which the unitholder is relieved), and (ii) the unitholder’s adjusted tax basis in the units sold.  If the units have been held for more than one year, any gain or loss generally will be long-term capital gain or loss.  However, any amount received that is attributable to the unitholder’s share of the Company’s “unrealized receivables” (which is defined to include depreciation recapture property) and “substantially appreciated inventory” is treated as an amount received for a non-capital asset and may result in ordinary income.  Currently, long-term capital gains recognized by individuals (i.e., gains with respect to capital assets held for more than one year, other than depreciation recapture and the ordinary income items referred to above) are subject to preferential rates.  Special rules apply to the disposition of units by a Non-US holder.  The use of capital losses is subject to limitations.

In the event that a unitholder sells all of its units, the Company’s taxable year will close on the date of such sale with respect to the selling unitholder (but not the remaining unitholders).  In such a case the tax items of the Company are prorated between the selling unitholder, the transferee unitholder and the remaining unitholders pursuant to Section 706 of the Code.  In the event that a unitholder disposes of less than all of its units, the Company’s tax year will not terminate with respect to the selling unitholder, but the selling unitholder’s proportionate share of items of income, gain, loss, deduction and credit will also be determined pursuant to Section 706 of the Code.  Because Company income will generally flow through to the unitholder for the period prior to any sale of such unitholder’s units or liquidation of the Company, a selling unitholder may recognize taxable income substantially in excess of the cash, if any, received, in such a liquidation or sale.

Taxation of Company Investments

The federal income tax treatment of the Company’s investments is complex.  Because the Company is taxable as a partnership for federal income tax purposes, the taxation of the Company’s investments impacts each of the unitholders.  The characterization and treatment of the Company’s investments shall be made in a reasonable manner, in the sole discretion of the board of managers.  The Company primarily invests in different types of loans.  The discussion below reflects a summary of the possible investments that the Company may make.  However, the discussion below is not intended to limit the investment objectives of the Company.

Treatment of Loans Containing Participation Features.  The Company may hold minority or other equity interests in an issuer, including in connection with the extension of a loan to the issuer or to an affiliate of the issuer. The Company might also make loans that provide for contingent interest or otherwise contain equity participation features.  With respect to loans containing such participation features, an issue may arise as to whether the relationship between the Company and the borrower is that of debtor and creditor or whether the Company is more properly construed as an “equity” investor in the borrower entity (e.g. as a partner or shareholder).  If the Company is treated as a creditor of the borrower, a unitholder’s allocable share of income derived from the borrower will be treated as interest income.  If the Company is treated as an equity investor in the borrower, or if the Company otherwise acquires an equity interest in an issuer, any income derived from the arrangement may be treated as a distribution of profits of the partnership or a dividend (in the case of an issuer that is a corporation, to the extent of the issuer’s earnings and profits).  If the issuer is a partnership, or is treated for U.S. federal income tax purposes as a partnership, the nature of the issuer’s income will dictate its treatment by the Company.  Such treatment could result in UBTI for certain tax-exempt unitholders.  If the issuer is a corporation, payments received by the Company may be characterized as dividends to the extent of the borrower’s earnings and profits, then as a return of capital to the extent of the Company’s adjusted tax basis in its “stock” in the issuer, and thereafter as capital gain to the extent of any distributions received in excess of such tax basis.

Repayment or Sale of Loans.  No gain or loss is recognized by the Company upon the repayment of principal of a loan.  The Company takes the position that it holds the loans it originates or acquires for investment purposes as capital assets rather than as a dealer or as property held for sale to customers in the ordinary course of its trade or business.  As a result, the Company generally takes the position that gain recognized on the sale or exchange of a loan constitutes capital gain and not ordinary income.  However, there can be no assurance that the IRS would agree with this position.  If the Company were treated as a dealer or if a loan were treated as property held for sale, the Company would recognize ordinary income on the sale of the loan rather than capital gain.  Gain would also be treated as ordinary income to the extent the amount received upon the sale of a loan was for accrued but unpaid interest or original issue discount.  Any gain recognized by the Company on the sale or exchange of a loan generally will be treated as a capital gain unless the Company is deemed to be a “dealer” in loans for federal income tax purposes (See “— Property Held Primarily for Sale; Potential Dealer Status” below) or the loan contains features that are subject to special rules, such as market discount.  In such case, a portion or all of the entire gain, if any, may constitute ordinary income.

Property Held Primarily for Sale; Potential Dealer Status.  The Company has been structured to act as a lender and to make or invest in loans.  However, if the Company were at any time deemed for tax purposes to be holding one or more loans primarily for sale to customers in the ordinary course of business, any gain or loss realized upon the disposition of those loans would be taxable as ordinary income or loss rather than as capital gain or loss.  Furthermore, such income would also result in UBTI to any investors that are tax-exempt entities.  Under existing law, whether property is held primarily for sale to customers in the ordinary course of business must be determined from all the facts and circumstances surrounding the particular property and sale in question.  The Company holds the loans for investment purposes and makes such occasional dispositions thereof as in the opinion of our managers are consistent with our investment objectives.  Accordingly, the Company does not anticipate that it will be treated as a “dealer” with respect to any of its properties.  However, there is no assurance that the IRS will not take a contrary position.

Original Issue Discount; Imputed Income.  The Company may be subject to the original issue discount (“OID”) rules with respect to interest to be received with respect to certain loans, including, for example, if the interest rate on a loan varies over time according to fixed increases or decreases.  If the Company holds loans with OID, the Company will be required to include amounts in taxable income on a current basis even though receipt of such amounts may not occur until a subsequent year.  OID therefore could result in income taxable to U.S. holders in a particular period without a corresponding cash distribution.  OID is includible in income as it accrues under a constant yield method, resulting in the reporting of interest income generally in increasing amounts each taxable year.  The amount of OID recognized by the Company with respect to a loan will increase our basis in that loan, and will, to that extent, reduce the amount of income that the Company might otherwise subsequently recognize upon the receipt of actual payments on, or a disposition of, the loan.

Taxation of Market Discount.  The Company may purchase loans at a discount.  In such cases, payments of principal may be recharacterized as ordinary income to the extent of any accrued market discount (generally the difference between the amount paid for the loan and the face amount of the loan).  Similarly, gain on the sale of such loans may be treated as ordinary income to the extent of any accrued market discount.  In the alternative, taxpayers are permitted in some circumstances to include market discount in income as it accrues.

Modification of Debt Instruments.  The Company may purchase or hold loans as part of its activities and, in some cases, may negotiate changes in the terms of the loans.  For tax purposes, modification of the debt may be treated as an exchange of the original debt instrument for a new debt instrument if the modification constitutes a “significant modification” as defined in the Regulations.  Gain or loss may be recognized as a result of a significant modification, particularly if the loan had been acquired at a discount to its principal amount.  As a result, it is possible that a unitholder could incur income tax liability with respect to modification of a debt instrument without receiving a distribution from the Company with which to pay such liability.  In addition, the deemed exchange of the old debt instrument for a new debt instrument may have collateral income consequences such as the creation of additional OID.

Limitations on Use of Tax Losses

In the case of U.S. holders that are individuals, estates, trusts, or certain types of corporations, the ability to utilize any tax losses generated by the Company, or to offset income generated by the Company with losses from other investments, may be limited under the “at risk” limitation in Section 465 of the Code, the passive activity loss limitation in Section 469 of the Code (subject to the discussion below), the limitation of loss pass-through to a unitholder’s outside basis in its units (which applies to all unitholders), and other provisions of the Code and Regulations.  Moreover, in the case of unitholders other than corporations, the ability to utilize certain specific items of deduction attributable to the investment activities of the Company (as opposed to its activities that represent a trade or business for federal income tax purposes) may be limited under the investment interest limitation contained in Section 163(d) of the Code, the 2% floor on miscellaneous itemized deductions (including investment expenses but not interest) in Section 67 of the Code, the reduction in itemized deductions (not including investment interest) of high-income individuals by Section 68 of the Code, and other provisions.  However, for taxable years beginning before January 1, 2026, itemized deductions phase-outs and the deduction for miscellaneous itemized deductions do not apply.

Non-corporate taxpayers may not deduct net losses from trade or business activities in excess of a certain threshold ($500,000 for married taxpayers and $250,000 for single taxpayers) against income from other sources in any year.  The excess losses would become a net operating loss that would carry over to the succeeding year.  This provision applies to losses from a trade or business after such losses would otherwise be deductible after application of the passive activity loss limitation (discussed above).  This new limitation is scheduled to terminate and, unless the law is extended, applies only for taxable years beginning before January 1, 2026.

Passive Activity Loss Limitations

As discussed above, Section 469 of the Code restricts the deductibility of losses from a “passive activity” against certain income which is not derived from a passive activity.  A passive activity generally includes any trade or business activity in which the taxpayer does not materially participate.  In general, losses generated by a passive activity will be allowed to offset only income from a passive activity, as distinguished from “portfolio” income and active income.  For this purpose, portfolio income generally includes interest, dividends, royalty or annuity income and gain from sales of portfolio assets, for example, property held for investment.  However, interest does not constitute portfolio income if it is generated in the ordinary course of a lending business.  Instead, any such interest income ordinarily will be treated as passive income to a member who does not materially participate in that lending business.

The Company believes that it is engaged in a lending trade or business.  As a result, all or a portion of the income derived by investors from their investment in the Company will be treated as nonpassive income, even though any losses from such investment likely will be treated as passive.

Company Organization, Syndication Fees and Acquisition Fees

Under Section 709 of the Code, all organization, syndication fees and acquisition fees must be capitalized.  Although organization fees and expenses may, at the taxpayer’s election, be amortized for tax purposes, syndication expenses paid by the Company cannot be amortized.  Syndication expenses include commissions, professional fees and printing costs in marketing sales of interests in the Company, brokerage fees and legal and accounting fees regarding disclosure matters.  The Company believes that its expenses associated with this offering of units are syndication expenses that are not amortizable for tax purposes.

Section 754 Election

Pursuant to Section 754 of the Code, the Company may make an election to adjust the basis of its assets in the event of a sale by a unitholder of units or upon the occurrence of certain other events.  Depending upon the particular facts at the time of any such event, such an election could increase or decrease the value of units to the transferee, because the election would increase or decrease the basis of our assets for the purpose of computing the transferee’s allocable share of our income, gains, deductions and losses.  Our operating agreement authorizes our board of managers to make such an election.  However, because the election, once made, cannot be revoked without obtaining the consent of the IRS, and because of the accounting complexities that can result from having such an election in effect, our board of managers does not presently intend to make this election.  The absence of such an election by the Company may make it more difficult for a unitholder to sell their units.

The Code requires partnerships to adjust the basis of their assets in connection with a transfer of an interest in such partnership if there is a “substantial built-in loss” created immediately after the transfer.  A substantial built-in loss exists if the adjusted basis in partnership property exceeds the fair market value of such property by more than $250,000.  If such basis adjustments are required in connection with the transfer of units in the Company, it could impose significant accounting costs and complexities on the Company.

Tax-Exempt Investors

Tax-exempt organizations generally are subject to federal income tax on unrelated business taxable income (“UBTI”).  Because the Company uses leverage to finance its investments, a substantial portion of the income of the Company may be UBTI under the debt-financed property rules of Section 514 of the Code.  Accordingly, tax-exempt investors may recognize UBTI (subject to tax at corporate rates) from investments that are made or acquired by the Company.  Our board of managers may (but is not required to) elect to utilize one or more subsidiary entities or structures in order to minimize UBTI.  The use of such subsidiary entities or structures does not guarantee that tax-exempt investors will avoid UBTI.

Notwithstanding the foregoing, investments that the board of managers determines to cause the Company to acquire may be the type that generates UBTI.  The board of managers of the Company has the right to structure the Company’s acquisition and operation of investments as it deems appropriate in its sole and absolute discretion.  Potential investors can expect that some or all of their profits from the Company will be UBTI.  Each U.S. holder should consult with its own tax advisor regarding the federal, state, local and foreign tax considerations applicable to an investment in the Company.

We generally hold our loans for investment.  Therefore, subject to the “debt financed property” rules discussed above, no UBTI should result from our disposition of these assets.  While we conduct the activities of the Company in a manner so as to minimize or eliminate the risk of having the Company classified as a “dealer” for federal income tax purposes, the IRS may assert that we are operating as a “dealer” and this would cause the gain from the disposition of the assets to be considered UBTI.  In addition, any equity interests that we hold (including minority equity interests) may give rise to UBTI if the issuer of the interest is classified as a partnership for U.S. federal income tax purposes, depending on the nature of the partnership’s activities.

In computing UBTI each year, a tax-exempt U.S. holder may deduct a proportionate share of all expenses which are directly connected with the activities generating such income or with the “debt-financed property,” as the case may be, and is also entitled to an annual exclusion of $1,000 with respect to UBTI.  The Company is required to report to each U.S. holder that is an exempt organization information as to the portion of its income and gains from the Company for each year which will be treated as UBTI.  The calculation of such amount with respect to transactions entered into by the Company is complex, and there is no assurance that our calculation of UBTI will be accepted by the IRS.

In general, if UBTI is allocated to an exempt organization, the portion of our income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments which are not treated as UBTI.  Therefore, the possibility of realizing UBTI from its investment in the Company generally should not affect the tax-exempt status of such an exempt organization.  However, certain exempt organizations are more sensitive to the receipt of UBTI and should not invest in the Company.  For example, a charitable remainder trust will not be exempt from federal income tax under Section 664(c) of the Code for any year in which it has UBTI.  Also, a title-holding company will not be exempt from tax if it has certain types of UBTI.  Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI.

Tax-exempt investors are required to separately compute UBTI for each unrelated business, preventing a tax-exempt organization from applying losses from one unrelated trade or business against income derived from another unrelated trade or business. It remains unclear, however, how this rule would apply to the Company’s investments to the extent that they give rise to UBTI, and tax-exempt investors should be aware that the requirement to compute UBTI separately for each unrelated trade or business may increase their overall UBTI.

If you are a benefit plan investor or other tax-exempt investor, you are strongly urged to consult your tax adviser with regard to the foregoing UBTI aspects of an investment in the Company.

Tax Audit

Under our operating agreement, the board of managers is authorized to: (i) enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Company items; (ii) seek judicial review of any adjustment with the U.S. Tax Court or the U.S. Claims Court, or the filing of a complaint for refund with the District Court of the U.S. for the district in which the Company’s principal place of business is located; (iii) enter into an agreement with the IRS to extend the period for assessing any tax; and (iv) take any other action on behalf of the Company in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law.

Adjustments, if any, to partnership items may require unitholders to file amended tax returns; could result in the imposition of additional taxes, interest charges, and penalties; and could possibly lead to an audit of a U.S. holder’s own return and to adjustments not related to the Company.

Legislation enacted in 2015 may alter who bears the liability in the event that the Company is audited and an adjustment is assessed.  For tax years beginning after December 31, 2017, the Company itself may be liable for a hypothetical increase in holder-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment.  The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply.  Many questions remain as to how the new rules will apply, and it is not clear at this time what effect this new legislation will have on the Company.  However, these changes could increase the federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of the Company (or another partnership in which we may hold a direct or indirect interest).

State and Local Taxes

The foregoing discussion does not address the state and local income or other tax consequences of an investment in the Company, and prospective investors are urged to consult their advisors with respect thereto.  It should be noted that unitholders may be subject to state and local taxes, and may be required to file returns, in jurisdictions in which the Company may be deemed to be doing business or own property, or in which its income is otherwise sourced.  An investment in the Company could subject a unitholder to taxation by such a state on non-partnership income as well.  Certain states may require the Company to withhold state taxes on partnership income sourced in the state to the extent allocable to nonresidents (which amounts so withheld from a unitholder will be treated as Company distributions to such unitholder).  The foregoing taxation may be in addition to taxation by the unitholder’s state of residence (which may grant a tax credit for taxes paid in other states).  Moreover, the Company itself may be subject to entity-level taxation in certain jurisdictions if it owns real estate or is considered to be engaged in business therein.

Withholding Taxes

The board of managers, in its discretion, may withhold and pay any taxes that the board of managers deems payable with respect to any unitholders, and any such taxes may be deducted from any distribution otherwise payable to such unitholders.  To the extent that the withholding on behalf of a unitholder exceeds the amount that would be distributed to it, such excess will be treated as a demand loan made by the Company to such unitholder that will bear an annual interest rate equal to the prime rate, as published daily by the Wall Street Journal.  If a unitholder does not satisfy the demand loan within ten business days after receiving a demand request from the board of managers, such unitholder shall be a Defaulting Member, and the board of managers may exercise any of the remedies available to it with respect to the Defaulting Member.

Special Considerations for Non-U.S. Holders

The tax consequences applicable to non-U.S. holders generally will depend on whether the Company is deemed to be engaged in a U.S. trade or business.  Based on the nature of the investments to be made by the Company, and the nature of the activities contemplated by the Company, the board of managers believes that the Company will be deemed to be engaged in a U.S. trade or business.  As a result, a non-U.S. holder would be subject to federal income tax each year on its allocable share of the taxable income of the Company that is deemed to be “effectively connected” with a U.S. trade or business, and would be required to file a U.S. federal income tax return, as if such investor were a U.S. citizen or resident, regardless of whether the Company makes any cash distributions.  A federal withholding tax at the highest applicable U.S. federal income tax rate generally will be imposed on a non-U.S. holder’s allocable share of any taxable income of the Company that is effectively connected with a U.S. trade or business (whether or not such income is distributed).  Such withholding tax may be claimed as a credit against such unitholder’s substantive U.S. tax liability.  There also may be state or local tax withholding.  Prospective investors that are non-U.S. corporations also should be aware that the 30% U.S. “branch profits tax” (and potentially a “branch-level interest tax”) imposed by Section 884 of the Code may apply to an investment in the Company by a non-U.S. holder that is a non-U.S. corporation, although the tax rate may be reduced or the tax eliminated entirely for qualified residents of certain non-U.S. countries having tax treaties with the United States.  To the extent that the Company realizes any fixed, determinable, annual or periodical income (such as interest and dividend income) that is not effectively connected with a U.S. trade or business, such income distributed or allocable to a non-U.S. investor generally will be subject to a 30% federal withholding tax.  Such withholding tax may be reduced or eliminated with respect to certain types of such income under any applicable income tax treaty between the United States and the non-U.S. holder’s country of residence or under the “portfolio interest” rules contained in Section 871 or 881 of the Code, provided that the non-U.S. holder provides proper certification as to his or her eligibility for such treatment.  Any non-U.S. holder that is a governmental entity qualifying under Code Section 892 may be exempt from the 30% withholding tax that is generally applicable to any fixed, determinable, annual or periodical investment income distributed or allocable to a non-U.S. investor.  All unitholders generally will be personally liable to the Company with respect to any withholding tax not satisfied out of their share of any distributions by the Company (plus interest if not repaid on demand).

An individual non-U.S. holder who directly invests (without the use of a “blocker” entity) in the Company would also (i) be subject to U.S. (and potentially state) estate tax with respect to the value of his or her interest in the Company and (ii) have to file state tax returns in states in which the Company and its subsidiaries do business.

Non-U.S. holders (like other unitholders) are required to make their capital contributions to the Company in which they invest in U.S. dollars, and any cash distributions made by such Company are made in U.S. dollars.  Profits or losses realized by non-U.S. holders on the conversion of other currencies into U.S. dollars, if any, or of U.S. dollars into other currencies, are not reflected in the unitholders’ capital accounts and will not affect the amounts distributable by the Company to non-U.S. holders.

Other Tax Matters

FATCA.  Investors that invest in the Company through an account maintained at a non-U.S. financial institution should be aware that the Foreign Account Tax Compliance Act (“FATCA”), provides that a 30% withholding tax will be imposed on certain payments made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules.  Such potentially “withholdable payments” under FATCA include certain interest, dividends, rents, and other gains or income from U.S. sources, but exclude income derived from an active trade or business.  FATCA generally requires that (i) in the case of an investor that is foreign financial institution (defined broadly to include a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of an investor that is a non-financial foreign entity, the entity identifies and provides information with respect to substantial U.S. owners of such entity.

The rules with respect to withholding on interest, dividends, rents, and other fixed or determinable income from U.S. sources are currently effective, and under proposed Treasury regulations issued December 13, 2018 (upon which taxpayers may generally rely until applicable final regulations are issued or such proposed Treasury regulations are rescinded), gross proceeds from the sale or other disposition of the units will not be subject to withholding under FATCA.  The U.S. Treasury has signed intergovernmental agreements with other countries to implement the exchange of information required under FATCA.  Investors that invest in the Company through an account maintained at a non-U.S. financial institution are strongly encouraged to consult with their tax advisors regarding the potential application and impact of FATCA and any intergovernmental agreement between the United States and their home jurisdiction in connection with FATCA compliance.

Foreign Income Taxes

The Company may conduct its activities in foreign jurisdictions and, in conjunction therewith, form one or more subsidiaries to conduct such activities.  The conduct of activities in foreign jurisdictions (whether or not foreign subsidiaries are formed to conduct such activities) may result in the Company or its subsidiaries being subject to tax in such foreign jurisdictions.  Taxes paid by the Company in such foreign jurisdictions will reduce the cash available to distribution to the unitholders.  However, because we are taxable as partnership for U.S. federal income tax purposes, certain foreign income taxes paid by the Company may generate a foreign tax credit that will be allocated to each unitholder, which may be used to reduce, potentially on a dollar-for-dollar basis, the tax liability of such unitholder.  The U.S. federal income tax treatment and reporting of foreign tax credits is complex and non U.S. holders are urged to consult their tax advisor with respect to such items.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.  PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

LEGAL MATTERS

The validity of the units offered under this prospectus has been passed upon for us by Morrison & Foerster LLP.

Experts

The consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance on the report of such firm given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

In this prospectus, we “incorporate by reference” certain information we filed with the SEC, which means that we may disclose important information to you by referring you to other documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, as amended, until the DRP is terminated comprise the incorporated documents:

•	Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 29, 2019.
•	Current Reports on Form 8-K filed with the SEC on February 1, 2019, February 15, 2019, and March 26, 2019.

The information contained in this prospectus should be read together with the information in the documents incorporated by reference.

You can obtain any of the documents incorporated by reference in this document from us, or from the SEC through the SEC’s website at the address www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document, at no cost, by requesting them in writing or by telephone from us at the following address or telephone number or at our website at www.trilincglobalimpactfund.com:

TriLinc Global Impact Fund, LLC

1230 Rosecrans Ave, Suite 605,

Manhattan Beach, California 90266

Attn: Investor Relations

Tel. No: (310) 997-0580

AVAILABLE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act, and, under the Act, we will file with or submit to the SEC annual, quarterly and current reports and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC. The address of this website is http://www.sec.gov. All summaries contained herein of documents which are filed as exhibits to the registration statement are qualified in their entirety by this reference to those exhibits.

APPENDIX A

TRILINC GLOBAL IMPACT FUND, LLC

THIRD AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Effective as of March 30, 2018

TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted the following Third Amended and Restated Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company’s Fifth Amended and Restated Limited Liability Company Operating Agreement, as such agreement may be amended (“Operating Agreement”) unless otherwise defined herein.

1.Distribution Reinvestment. As an agent for the unitholders (“Unitholders”) of the Company who purchase units of the Company’s limited liability company interests (the “Units”) pursuant to a public offering by the Company, and who elect to participate in the DRP (the “Participants”), the Company will apply all or a portion of cash distributions, other than Designated Special Distributions (as defined below), (“Distributions”), including Distributions paid with respect to any full or fractional Units acquired under the DRP, to the purchase of the Units for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence. The Units purchased pursuant to the DRP shall be of the same Unit class as the Units with respect to which the Participant is receiving cash distributions to be reinvested through DRP. As used in the DRP, the term “Designated Special Distributions” shall mean those cash or other distributions designated as Designated Special Distributions by the Board of Managers.

2. Participation. Any Unitholder who owns Units originally sold in a public offering and who has received a prospectus, as contained in the Company’s Registration Statement filed with the Securities and Exchange Commission (“Commission”), may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization, provided such subscription, enrollment or authorization is received at least 15 business days prior to the last day of the calendar month. Units will be purchased under the DRP on the date that Distributions are paid by the Company. Each Participant agrees that if, at any time prior to the listing of the Units on a national securities exchange, he or she does not meet the minimum income and net worth standards established for making an investment in the Company or cannot make the other representations or warranties set forth in the original subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.

Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 7 below.

3. Unit Purchases. Any purchases of Units pursuant to the DRP will be dependent on the continued registration of the securities or the availability of an exemption from registration in the Participant’s home state. Each class of units under DRP will be sold at the estimated net asset value per unit for units of that class, as most recently disclosed by the Company in a filing with the Commission. Participants in the DRP may also purchase fractional Units so that 100% of the Distributions will be used to acquire Units. However, a Participant will not be able to acquire DRP Units to the extent that any such purchase would cause such Participant to violate any provision of the Operating Agreement. Units issued pursuant to the DRP will have the same voting rights as the Units offered in a primary offering.

Units to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Units which are being registered with the Commission in connection with a primary offering, (b) Units to be registered with the Commission after the initial public offering for use in the DRP (a “Future Registration”), or (c) Units purchased by the Company for the DRP in a secondary market (if one were to develop) or on a securities exchange (if listed) (collectively, the “Secondary Market”). Units purchased on a Secondary Market as set forth in (c) above will be purchased at the then-prevailing market price, which price will be utilized for purposes of purchases of Units in the DRP. Units acquired by the Company on the Secondary Market will have a price per unit equal to the then-prevailing market price, which shall equal the price on the securities exchange, or over-the-counter market on which such Units are listed at the date of purchase if such Units are then listed. If Units are not so listed, the Board of Managers will determine the price at which Units will be issued under the DRP.

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If a Secondary Market were to develop and the Company acquires Units in the Secondary Market for use in the DRP, the Company shall use reasonable efforts to acquire Units for use in the DRP at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Units so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Units in the

Secondary Market or to complete a Future Registration for Units to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.

4. Timing of Purchases. The plan administrator will make every reasonable effort to reinvest all Distributions on the day the cash distribution is paid, except where necessary for the Company to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the Distribution cannot be completed within 30 days after the applicable distribution payment date, Participants’ funds held by the plan administrator will be distributed to the Participants.

5. Taxation of Distributions. The reinvestment of Distributions does not relieve the Participant of any taxes which may be payable as a result of those Distributions and their reinvestment in Units pursuant to the terms of the DRP.

6. Commissions. The Company will not pay any selling commissions, dealer manager fees or distribution fees in connection with Units sold pursuant to the DRP. While there are no additional distribution fees that will be paid for any Class C units sold pursuant to this offering, distribution fees have been and may be paid on an ongoing basis for Class C units sold pursuant to other Company offerings. Because distribution fees payable with respect to Class C units sold in other offerings are paid from and reduce the amount available for distribution on all Class C units, distributions will be reduced for Class C units purchased pursuant to the DRP. This will result in lower cash distributions with respect to the Class C Units than the cash distributions with respect to Class A and certain Class I Units.

7. Termination by Participant. A Participant may terminate participation in the DRP at any time by written instructions to that effect to the plan administrator. To be effective on a distribution payment date, the notice of termination must be received by the plan administrator at least 15 days before that distribution payment date. Prior to listing of the Units on a national securities exchange, any transfer of Units by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Units. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Unitholder in cash.

All correspondence concerning the plan should be directed to the plan administrator by mail at DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

8. Amendment or Termination by the Company. The Company reserves the right to amend, suspend or terminate the DRP any time by the giving of written notice to each Participant at least 10 days prior to the effective date of the amendment, suspension or termination, which notice may be provided by the Company in a periodic or current report filed with the Commission.

9. No Unit Certificates. The ownership of the Units purchased through the DRP will be in book-entry form only.

10. Reports. The Company shall provide to each Participant a confirmation at least once every calendar quarter showing the number of Units owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Units owned at the end of the covered period. During each fiscal quarter, but in no event later than 30 days after the end of each fiscal quarter, the Company’s transfer agent will mail and/or make electronically available to each Participant, a statement of account describing, as to such Participant, the distributions received during such quarter, the number of Units purchased during such quarter, and the per unit purchase price for such Units.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Units are purchased or sold for Participant’s account.

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APPENDIX B

Account Update Form

Effective Date of Change:

This form may be used by any current investor in TriLinc Global Impact Fund to update the investor’s mailing address, delivery election, distribution method or financial representative information.

Please select all that apply and complete the sections indicated:

☐	Change of Address (Sections 1,2 & 6)	☐	Electronic Delivery Election (Sections 1,3 & 6)
☐	Distribution Change (Sections 1,4 & 6)	☐	Broker-Dealer/Representative (Sections 1,5 & 6)

Investor Information- SSN or TIN Required

Investor #1 Name:		SSN/Tax ID:
(Last/First/Middle)
Investor #2 Name:		SSN/Tax ID:
(Last/First/Middle)
Account Number:

New Mailing Address

Enter the mailing address and telephone numbers of the registered owner(s) of the investment. Partnerships, corporations and other organizations should include the name of an individual to whom correspondence should be addressed.

Address Line 1:

Address Line 2:

City:	State:	Zip Code:

Phone (day):	Phone (evening):

E-mail Address:

If you currently have distributions sent to your home address or you elect to have distributions sent to your home address in Section 4 below, then by submitting this form, you authorize the distributions sent on or after the later of the date we process this form or the effective date set forth above to be sent to the new mailing address provided. To make changes to your distribution payments, please complete Section 4.

Electronic Delivery (Optional)

Instead of receiving paper copies of this Prospectus, Prospectus supplements, annual reports, proxy statements, and other unitholder communications and reports, you may elect to receive electronic delivery of unitholder communications from TriLinc Global Impact Fund. If you would like to consent to electronic delivery please visit our website at www.trilincglobalimpactfund.com.

B-1

Distribution Information (Choose one or more of the following options)

Complete this section to enroll in the Distribution Reinvestment Plan, to elect to receive distributions by direct deposit and/or to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with the completed form (unless you currently have a portion of your distributions directly deposited into the same account and you are only changing the allocation amount). You can choose to have all or a portion of your distributions reinvested through the Distribution Reinvestment Plan. You must indicate the percentage of your distribution to be applied to each option selected and the sum of the allocations must equal 100%. IRA accounts may not direct distributions without the custodian’s approval.

Please note: If you elect to participate in the Distribution Reinvestment Plan, you must agree that if at any time you fail to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the Company’s prospectus (as supplemented) or the subscription agreement relating to such investment, you will promptly notify TriLinc Global Impact Fund in writing of that fact.

If this is your initial election to participate in the Distribution Reinvestment Plan, then by signing below you represent to TriLinc Global Impact Fund that (a) you have received a copy of the Company’s prospectus (as supplemented) and (b) you have (i) a minimum net worth (exclusive of home, home furnishings, and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and if applicable, you meet the higher net worth and gross income requirements imposed by your state of primary residence as set forth in the current prospectus (as supplemented) under “Suitability Standards”.

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%.

% of Distribution
☐	I prefer to participate in the Distribution Reinvestment Plan, as described in the Company’s prospectus (as supplemented)
☐	Send distributions via check to my home address (in the case of Qualified Plans, send to custodian on record)
☐	Send distributions via check to the alternate payee listed here (not available for qualified plans without custodian’s approval)
☐	Alternative Payee:

Name:
Address:
City:	State:	Zip:
Account Number:

☐

Direct Deposit (Attach Voided Check) I authorize TriLinc Global Impact Fund or its agent to deposit my distributions in the checking or savings account identified below. This authority will remain in force until I notify TriLinc Global Impact Fund in writing to cancel it. In the event that TriLinc Global Impact Fund deposits funds erroneously into my account, TriLinc Global Impact Fund is authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name:		% of Distribution
ABA/Routing Number:	Account Number:	☐ Checking	☐ Savings

New Broker-Dealer and/or Registered Representative Information

Broker-Dealer Name:
Advisor Number:
Representative’s Name:
Representative’s Address:
Representative’s City:	State:	Zip Code:
Representative’s Phone:	Representative’s Fax Number:
Representative’s E-mail Address:

Authorized Signature(s) of Investor

Must be signed by all titleholders

I/ we acknowledge that information and distributions sent or paid prior to the later of the effective date we process this form will be made in the manner previously provided. This instruction supersedes all prior instructions regarding the subject matter hereof.

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Signature of Investor	Date	Signature of Joint Investor or,	Date
for Qualified Plans, of Trustee/Custodian

You may not purchase additional units of TriLinc Global Impact Fund unless you meet the applicable suitability requirements set forth in the Company’s prospectus (as supplemented) at the time of purchase. Please consult your financial representative if you have had any material changes which might affect your ability to meet the applicable suitability requirements.

Once Complete Send To:

Regular Mail	Overnight Mail
Investment Processing Department	Investment Processing Department
c/o DST Systems, Inc.	c/o DST Systems, Inc.
P.O. Box 219731	430 W. 7th Street
Kansas City, MO 64121-9731	Kansas City, MO 64105
Financial Advisors: 877.907.1148	Financial Advisors: 877.907.1148

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